FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....  November..........................................   , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... November 06, 2008.......	By	....../s/...... Masashiro Kobayashi..................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Partial Amendment to “Announcement Concerning Commencement of Tender Offer for Shares of Asia Pacific System Research Co., Ltd.” by Subsidiary

October 31, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Partial Amendment to “Announcement
Concerning Commencement of Tender Offer for Shares of Asia
Pacific System Research Co., Ltd.” by Subsidiary
Canon Electronics Inc., a subsidiary of Canon Inc., submitted to the Director of the Kanto Local Finance Bureau on October 31, 2008, an Amendment Statement to Tender Offer Registration Statement, in accordance with Article 27-8(2) of the Financial Instruments and Exchange Law, in which Canon Electronics Inc. described its tender offer for the common stock of Asia Pacific System Research Co., Ltd. (Securities code: 4727, listed on Jasdaq Securities Exchange: the “Target Company”).
Accordingly, Canon Electronics Inc. amended its “Announcement Concerning Commencement of Tender Offer for Shares of Asia Pacific System Research Co., Ltd.” dated October 14, 2008 as attached.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

October 31, 2008

Company Name: Representative: (Securities code:	Canon Electronics Inc. Hisashi Sakamaki President and Representative Director 7739, First Section of the Tokyo Stock Exchange)
Contact Person:	Yoshinari Omori Senior Management Director (Tel.:+81-3-5419-3800)
Notice Regarding Partial Amendment to “Announcement
Concerning Commencement of Tender Offer for Shares of Asia
Pacific System Research Co., Ltd.”
Canon Electronics Inc. (the “Tender Offeror” or the “Company”) submitted to the Director of the Kanto Local Finance Bureau on October 31, 2008, an Amendment Statement to Tender Offer Registration Statement, in accordance with Article 27-8(2) of the Financial Instruments and Exchange Law, in which the Company described its tender offer (the “Tender Offer”) for the common stock of Asia Pacific System Research Co., Ltd. (Securities code: 4727, listed on Jasdaq Securities Exchange: the “Target Company”).
Accordingly, the Tender Offeror amended its “Announcement Concerning Commencement of Tender Offer for Shares of Asia Pacific System Research Co., Ltd.” dated October 14, 2008 as follows.
Amended portions are underlined.
Amendments to the “Announcement Concerning Commencement of Tender Offer for Shares of Asia Pacific System Research Co., Ltd.”
2.	Outline of the Offer
(2)	Period of the Offer
(i) Period of the offer at the time of filing (the “Tender Offer Period”):
(Pre-Amendment) From Wednesday, October 15, 2008 to Friday, November 14, 2008 (22 business days)

(Post-Amendment) From Wednesday, October 15, 2008 to Monday, November 17, 2008 (23 business days)
(8)	Method of Settlement (ii) Commencement Date of the Settlement

(Pre-Amendment) Thursday, November 20, 2008

(Post-Amendment) Friday, November 21, 2008
4.	Miscellaneous Matters
(2)	Other information necessary for shareholders to determine whether to tender or not
(Pre-Amendment) None

(Post-Amendment)

The Target Company announced in a notice dated October 31, 2008, a revision to its consolidated and non-consolidated financial forecast for fiscal year 2008 (October 1, 2007 to September 30, 2008), as follows.

Revised financial forecast for fiscal year 2008 (October 1, 2007 to September 30, 2008)

1. Consolidated financial forecast
(Units: millions of yen)

	Net sales	Operating	Ordinary	Net
		income	profit	income

Previous forecast (A)	8,000	260	260	175

Current forecast (B)	7,625	305	320	285

Change in amount (B - A)	-375	45	60	110

Change in ratio	-4.7%	17.3%	23.1%	62.9%

(For reference) Results for fiscal year 2007 ending September 30	8,000	381	407	343

2. Non-consolidated financial forecast
(Units: millions of yen)

	Net sales	Operating	Ordinary	Net
		income	profit	income

Previous forecast (A)	7,500	305	305	220

Current forecast (B)	7,145	330	350	345

Change in amount (B - A)	-355	25	45	125

Change in ratio	-4.7%	8.2%	14.8%	56.8%

(For reference) Results for fiscal year 2007 ending September 30	7,537	367	394	339